U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

     Filed  pursuant to Section  16(a) of the  Securities  Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940.


[ ]Check this box if no longer subject to Section 16.

Form 4 or Form 5 obligations may continue. See Instruction 1(b).

1.       Name and Address of Reporting Person:
                  Gregory H. Laborde
                  379 Vesta Court
                  Ridgewood, New Jersey 07450

2.       Issuer Name and Ticker or Trading Symbol:
                  Origin Investment Group, Inc.
                  OTC-Bulletin Board Symbol = OGNI

3.       IRS or Social Security Number of Reporting Person (Voluntary):

4.       Statement for Month/Year:
                  December 1999

5.       If Amendment, Date of Original (Month/Day/Year):
                  None

6.       Relationship of Reporting Person to Issuer (Check all applicable):
                  ___X___ Director                    ___X___ 10% Owner

                  ___X___ Officer (give title below)  ____ Other (specify below)

                  Chief Executive Officer


           Table I - Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned

1.       Title of Security:
                  Common Stock

2.       Transaction Date (Month/Year):
                  None

3.       Transaction Code:
                  None

4.       Securities Acquired (A) or Disposed of (D):
                  None

5.       Amount of Securities Beneficially Owned at End of Month:
                  1,000,000

6.       Ownership Form: Direct (D) or Indirect (I):
                  (D)

7.       Nature of Indirect Beneficial Ownership:
                  None


            Table II - Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

1.       Title of Derivative Security:
                  12/23/2002 Options (1999 Employee Stock Incentive Plan)


2.       Conversion or Exercise Price of Derivative Security:
                  $.10 per share

3.       Transaction Date (Month/Day/Year):
                  11/29/1999

4.       Transaction Code:
                  A

5.       Number of Derivative Securities Acquired (A) or Disposed of (D):
                  (A)      100,000 - 12/23/2002 Options

6.       Date Exercisable and Expiration Date:
                  Date Exercisable: 12/23/1999
                  Expiration Date:  12/23/2002

7.       Title and Amount of Underlying Securities
                  Title:   Common Stock
                  Amount or Number of Shares:        100,000

8.       Price of Derivative Security
                  $.10 per share

9.       Number of Derivative Securities Beneficially Owned at End of Month:
                  100,000 Options

10.      Ownership Form of Derivative Security: Direct (D) or Indirect (I)
                  Direct

11.      Nature of Indirect Beneficial Ownership:
                  None

Explanation of Responses:

     The Options indicated in Table II represent a right to purchase shares of the Company's Common Stock equal to the number listed in Item 3 of Table II. The Options are exercisable upon payment of $.10/per share, the net asset value per share of the Company's Common Stock on the date the Options were granted.



                                    /s/      Gregory H. Laborde
                                    -----------------------------
                                    **Signature of Reporting Person

                                             11/29/99
                                    -----------------------------
                                    Date